Centerline Holding Company

100 Church Street

New York, New York 10007

(212) 317-5700

January 18, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Centerline Holding Company (“Centerline”)
Transaction Statement on Schedule 13E-3
Filed on December 28, 2012
File No. 005-83472

Ladies and Gentlemen:

In connection with the comments of the staff of the Securities and Exchange Commission (the “Commission”) regarding Centerline’s transaction statement on Schedule 13E-3, filed on December 28, 2012 (File No. 005-83472), Centerline acknowledges that:

1.	Centerline is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Centerline may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert L. Levy
Robert L. Levy
President and Chief Operating Officer
Centerline Holding Company